NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

July 10, 2009

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Cash Technologies, Inc.

Common Stock, $0.01 Par Value

Commission File Number – 001-15783

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 704 of the Company Guide which states that each issuer listing common stock or voting preferred stock, and/or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year;

(b)

Section 1002(b) of the Company Guide which states that the Exchange, as a matter of policy, will consider the suspension of trading in, or removal from listing or unlisted trading of, any security when, in the opinion of the Exchange it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make further dealings on the Exchange inadvisable;

(c)

Section 1003(a)(iv) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security of a company that is financially impaired;

(d)

Section 1003(d) of the Company Guide which states that the securities of an issuer failing to comply with its listing or other agreements with the Exchange and/or SEC Requirements in any material respect (e.g., failure to provide requested information within a reasonable period of time) are subject to suspension from dealings and, unless prompt corrective action is taken, removal from listing and;

(e)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or removing from the list, a security selling for a substantial period of time at a low price per share.

2.

The Common Stock of Cash Technologies, Inc. (the “Company” or “Cash”) does not qualify for continued listing for the following reasons:

(a)

As of November 30, 2008, the Company had $177 thousand in cash and for the six month period the Company reported losses from operations of $1.8 million and negative gross profits of $83 thousand.

(b)

The Company’s Form 10-Q for the period ended November 30, 2008 file with the Commission on January 20, 2009 disclosed that the Company is in immediate need of working capital to continue operations. To date the Company has been funding operations primarily through the issuance of equity in private placement transactions with existing stockholders or affiliates of stockholders. The Company also disclosed that it was in arrears of approximately $620,000 for employee salaries and accrued rent.

(c)

Cash’s independent certified public accountant included an explanatory paragraph in its report for the year ended May 31, 2008, which indicated that there is substantial doubt as to the Company’s ability to continue as a going concern. This concern is primarily due to the Company’s substantial debt service requirements and working capital needs.

(d)

At November 30, 2008, the Company owed G.E. Capital Corporation (“G.E. Capital”) approximately $4 million, which includes principal, financing fees and unpaid interest. The Company has no current plan or capability to repay G.E. Capital its principal. A default of this obligation could result in the bankruptcy of the Company.

(e)

As of November 30, 2008, the Company had outstanding current liabilities of $9.7 million, consisting of obligations and accruals for loans, dividends and notes payable, trade payables, taxes, unpaid salaries and other items of which approximately $1.8 million is not being paid as agreed. The Company’s creditors have, to date, agreed not to accelerate on these obligations and not to foreclose on Cash’s assets. However, if the creditors demand immediate repayment the Company could be forced to cease operations and/or file for protection under the U.S. bankruptcy laws.

(f)

The Company failed to hold an annual meeting of its stockholders within one year of the Company’s fiscal year ended May 31, 2007.

(g)

The Company failed to effect a reverse stock split to address its low selling price after being notified by the Exchange on April 30, 2008, that it was appropriate for the Company to effect a reverse stock split to address its low selling price.

(h)

The Company failed to respond to a request for information made by the Exchange.

(i)

As of February 24, 2009, the aggregate market value of the Company’s securities was approximately $1.5 million.

3.

In reviewing the eligibility of the Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated November 1, 2007, the Exchange advised Cash that it was not in compliance with the following sections of the Company Guide:

1.

Section 1003(a)(i) of the Company Guide with shareholders’ equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of its three most recent fiscal years;

2.

Section 1003(a)(ii) of the Company Guide with shareholders’ equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years;

3.

Section 1003(a)(iii) of the Company Guide with shareholders’ equity of less than $6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years;

4.

Section 1003(a)(iv) of the Company Guide in that it had sustained losses which were so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appeared questionable, in the opinion of the Exchange, as to whether such company would be able to continue operations and/or meet its obligations as they mature;

5.

Section 301 of the Company Guide in that the Company issued, or authorized its transfer agent or registrar to issue or register, additional securities of a listed class prior to receiving notification from the Exchange that the securities have been approved for listing;

6.

Section 1003(f)(iv) of the Company Guide in that the Company had an outstanding payable to the Exchange in the amount of $54,783; and

7.

Section 610(b) of the Company Guide in that the Company failed to make a public announcement through the news media disclosing the receipt of an audit opinion that contained a going concern qualification.

(b)

Pursuant to Section 1009 of the Company Guide, the Company was offered the opportunity to submit a plan of compliance advising the Exchange of action that it had taken or would take to bring the Company into compliance with the continued listing standards.

(c)

On November 15, 2007 and December 3, 2007, the Company submitted its plan of compliance to the Exchange (the “Plan”).

(d)

On January 4, 2008, the Exchange notified the Company that it accepted the Plan and granted the Company an extension until March 1, 2008 to regain compliance with the continued listing standards (the “Plan Period”).

(e)

The Company did not regain compliance by March 1, 2008, in written submissions to Staff dated March 3, March 20, and March 24, 2008, the Company represented that it had a revised plan in place that presented a reasonable demonstration of an ability to regain compliance (the “Revised Plan”).

(f)

On April 30, 2008 Staff provided Cash an additional extension until September 15, 2008 to regain compliance with the continued listing standards (the “Revised Plan Period”). At that time the Company was also notified that due to its low stock price the Exchange determined that it would be appropriate for the Company to effect a reverse stock split in accordance with Section 1003(f)(v) of the Company Guide.

(g)

At the end of the Revised Plan Period, Cash had failed to regain compliance with the NYSE Amex continued listing standards.  Consequently, via correspondence dated February 25, 2009 Staff notified Cash that it had determined to initiate delisting proceedings against the Company (the “Staff Determination”).  The Exchange’s letter dated February 25, 2009 also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by March 4, 2009.

(h)

 The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Mr. Bruce Korman, Chief Executive Officer of Cash Technologies, Inc.

/s/

Claudia Crowley

Chief Regulatory Officer

NYSE Amex, LLC